[TIBCO Software Inc. Letterhead]

June 23, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christine Davis

Re:	TIBCO Software Inc.
Form 10-K for the Fiscal Year Ended November 30, 2005 Filed February 10, 2006
Form 10-Q for the Fiscal Quarter Ended February 28, 2006 Filed April 14, 2006
Form 8-K filed March 28, 2006
File No. 000-26579

Dear Ms. Davis:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the Securities and Exchange Commission’s (the “Commission”) letter dated June 15, 2006 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 8 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. Please feel free to contact me at the number at the end of this response letter with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended November 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.	We note that the Staffware acquisition appears to have had a material impact on certain revenue and expense items but you have not provided quantification of this impact. Please explain to us how you considered Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

The Company respectfully advises the Staff that it has considered Item 303(a)(3) of Regulation S-K, including Instruction 4 and the Commission’s Release No. 33-6835 and

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

concluded that, although the acquisition of Staffware resulted in an increase in the Company’s overall revenues and expenses, the Company is unable to quantify the extent of the increase in any further detail. The Company provided the following disclosure with respect to Staffware-related revenue and costs which was included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 29 of its Form 10-K for the fiscal year ended November 30, 2005:

“Since June 2004, our consolidated results of operations have included incremental revenue (and costs) related to the former Staffware operations. Consequently, such incremental revenue has been included in our results for the second half of fiscal year 2004 and fiscal year 2005. Pro forma results as if we had acquired Staffware at the beginning of fiscal year 2003 are provided in Note 3 to our Consolidated Financial Statement. Due to the structure of our multi-product Enterprise License Agreements, which often combine TIBCO and Staffware products, we are not able to separately report the portion of revenue attributable solely to the Staffware components.”

Following the Company’s acquisition of Staffware, the Company fully integrated and combined Staffware’s operations and activities with those of the Company. This effort included the consolidation of legal entities, departments, and functional activities (Research and Development, Sales, Marketing and General and Administrative). As a result, the Company cannot collect or maintain separate expense information with respect to the activities of Staffware. In addition, in future filings, the Company will add this disclosure at the beginning of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to appropriately highlight the fact that the Staffware acquisition has been fully integrated into the operations of the Company.

Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.	We note that you recognize revenue from prepaid OEM fees upon delivery. Please tell us more about these prepaid fees and explain your basis for recognizing them upon delivery. As part of your response, please refer to the authoritative literature that supports your accounting.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

The Company respectfully advises the Staff that it recognizes fees from OEM customers when all the following criteria of SOP 97-2 paragraph 8 are met:

1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred;

3.	The vendor’s fee is fixed or determinable;

4.	Collectibility is probable.

Persuasive Evidence of an Arrangement. The Company’s customary business practice with OEM customers is to only enter into software license agreements, including arrangements with “pre-paid fees” that are signed by both parties and which provide persuasive evidence of the arrangement and document the terms of the software license and the Company’s ongoing post-contract support obligations.

Delivery. Revenue is not recognized until software purchased by the OEM customer has been delivered which typically occurs through the delivery of an authorization code providing the OEM customer access to electronically download the software. The OEM customer is provided authorization to make duplicate copies of the software in accordance with the terms of the software license agreement. Duplication by the OEM customer is considered incidental to the arrangement and the fee is fixed or determinable whether or not the OEM customer reproduces additional copies. Accordingly, delivery is considered to have occurred on delivery of the first copy. The Company does not have a practice of accepting returns or providing product exchange rights to OEM customers.

Fixed or Determinable. Prior to recognizing revenue, the Company evaluates its OEM arrangements to determine whether the fee is fixed or determinable. The glossary of SOP 97-2 defines a fixed fee as follows: “a fee required to be paid at the set amount that is not subject to refund or adjustment. A fixed fee includes amounts designated as minimum royalties.” The Company has a business practice of requiring payment of non-refundable upfront fees by OEM customers and the Company’s contractual agreements with OEMs do not provide for rights-of-return, rebates, credits, or price protection. In addition, the OEM customer’s obligation to pay is not dependent on the timing of sales by the OEM customer. The Company also does not have a history of accepting returns or granting credits or concessions to OEM customers. For arrangements where the Company concludes that the fee is fixed or determinable, the Company recognizes the non-refundable prepaid license fee upfront and the amount allocated to Post-contract Customer Support (“PCS”) ratably over the term of the PCS period. The Company establishes Vendor Specific Objective Evidence (“VSOE”) of fair value of PCS for OEM customers separately from VSOE of fair value for end-user customers as the Company considers OEMs to represent a different class of customer.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

Collectibility. The Company performs credit assessments for all customers, including OEM customers to evaluate whether collectibility is probable prior to recognizing revenue.

In future filings, the Company will revise its wording to consistently refer to such fees from OEM customers as upfront, minimum, non-refundable license fees rather than as “prepaid fees.” Upfront non-refundable license fees from OEM customers represented approximately 5% of total revenue for fiscal year 2005.

Note 9. Income Taxes, page F-29

3.	We note that in 2005 you recorded a tax benefit from the partial release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS No. 109. As part of your response, tell us how you determined the amount of the valuation allowance that was released. Also, explain how you considered the “more likely than not” standard of SFAS 109 when determining whether the valuation allowance was necessary. In this regard, we note that your disclosures indicate that you record an allowance when “recovery is not probable.”

The Company respectfully advises the Staff that in accordance with paragraphs 20 through 25 of SFAS 109, all available evidence, both positive and negative, was considered in determining whether or not a valuation allowance was required. This evidence included, amongst other factors, the Company’s history of operating losses and transition to operating profitability, the Company’s accumulated deficit position, carryforwards and carrybacks of NOLs, tax planning strategies, and estimates of future taxable income by jurisdiction and nature. The following positive and negative evidence was considered in the Company’s decision to record a tax benefit from the partial release of valuation allowance as of the second quarter of fiscal year 2005:

Positive evidence

•	In the second quarter of fiscal year 2005, the Company moved into a cumulative profit on a historical 12 quarter basis

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

•	The second quarter of fiscal year 2005 was the eighth consecutive quarter of profitability

•	At the end of the second quarter of fiscal year 2005, the Company was projecting continued profitability for the remainder of fiscal year 2005 and for the fiscal years 2006 through 2008

Negative evidence

•	The Company had a history of losses and remained in an accumulated deficit position

•	The Company had a history of volatility of earnings and profitability is highly dependent on the level of new license sales each quarter

•	The Company has no material deferred license revenue and as stated in the Company’s risk factors it may not be able to generate sufficient revenue to sustain profitability

•	Profitability in the first two quarters of fiscal year 2005 was below planned levels and below the expectations of security analysts

•	Recovery of deferred tax assets through carryback of losses was not available due to the history of losses

•	The magnitude of the Company’s deferred tax assets, which include significant net operating losses related to stock option deductions, in comparison to the current profitability levels

As discussed above, the Company’s second quarter of fiscal year 2005 was the first quarter in which the Company had a cumulative profit over the past 12 quarters. Although the Company remained in an accumulated deficit position, in the second quarter of fiscal year 2005 the Company was cumulatively profitable on a rolling twelve quarter basis, including eight quarters of profitability. This earnings history was considered sufficient positive evidence to outweigh the negative evidence contributing to the decision to release a portion of the valuation allowance. Due to the Company’s large NOL carryover position (approximately $520M as of November 30, 2004) which includes significant operating losses relating to stock option

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

deductions, particularly during fiscal year 2000 when the Company’s market valuation and common stock price was significantly higher than current levels, a partial release of the valuation allowance was deemed to be most appropriate as it was considered more likely than not that the full amount of deferred tax assets would not be realized based on the positive and negative factors discussed above. The partial valuation allowance release was determined based on a detailed scheduling exercise and based on projections of future taxable income.

At the end of the second quarter of fiscal year 2005, the Company utilized its internal plan for the year in assessing what portion of valuation allowance to release. In addition, given the Company’s history of earnings volatility and limited history of generating profitability, the Company utilized projections of future income for a three year period through fiscal year 2008 which matched the number of years of historical profitability the Company had experienced.

The ability to forecast future income beyond a 3 year period was considered limited due to the historical volatility of earnings and limited predictability of license revenue transactions. Therefore, management performed a detailed scheduling exercise to identify deferred tax assets expected to be realized over the prospective 3 year period, released the valuation allowance related to such tax attributes and retained a valuation allowance against the balance of the deferred tax assets.

The Company continues to closely monitor both the level and volatility of earnings. The Company intends to utilize the short term outlook approach only until such time as a sufficient track record of continued earnings provides adequate positive evidence to support a full release of the valuation allowance. The Company would anticipate a full release of the remaining valuation allowance in the near term if circumstances warrant.

Please note that the Company has always consistently applied the “more likely than not” standard in assessing whether or not a valuation allowance was necessary. The Company’s disclosures indicated that it records a valuation allowance when “recovery is not probable.” The Company recognizes that this language may have caused confusion because from an accounting perspective the definition of “probable” is generally a significantly higher threshold than “more likely than not.” Therefore, the Company will correct its disclosures in future filings to properly indicate that a “more likely than not” standard has been applied in assessing the need for a valuation allowance.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

Form 10-Q for the First Quarter Ended February 28, 2006

Note 9. Stock Benefit Plans and Stock-Based Compensation, page 20

4.	We note that you adopted SFAS 123R as of December 1, 2005. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided all of the disclosure required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

In response to the Staff’s comment, the Company has further examined the disclosures required by paragraphs 64, 65, 84, and A240 through A242. The Company has included as Exhibit A attached to this letter its revised format for Footnote 9 to the notes to the financial statements that it proposes for its Form 10-Q for the second quarter of fiscal year 2006 which the Company will file with the Commission by July 14, 2006.

The Company respectfully advises the Staff that the Company believes that the following disclosures are either immaterial or not applicable to the Company:

1.	The disclosure required by paragraph 65 is immaterial to the Company and the amount related to services received from other than employees is disclosed (the amount for the second quarter of fiscal year 2006 was $20,000).

2.	Paragraph A240(b)(2) is not applicable, as the Company does not have any other equity instruments not specified in paragraph A240(b)(1).

3.	Paragraph A240(f) is not applicable, as the Company does not grant equity or liability instruments under multiple stock-based payment arrangements.

4.	Paragraph A240(j) is not applicable, as the Company did not use cash to settle equity instruments granted under stock-based payment arrangements.

Form 8-K Filed March 28, 2006

5.	We believe your presentation of a non-GAAP statement of operations may create the unwarranted impression to investors that the non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

The Company confirms that it has always intended to comply with Item 10 of Regulation S-K for each non-GAAP measure presented. In response to the Staff’s comments, the Company has determined that it will not present the table titled “Non-GAAP Condensed Consolidated Statement of Operations” in future filings. In addition, the Company will replace the table titled “Reconciliation of Condensed Consolidated Statement of Operations to Non-GAAP Condensed Consolidated Statement of Operations” with the table titled “Reconciliation of Non-GAAP Measures to GAAP.” Following the presentation of GAAP Consolidated Statement of Operations and Balance Sheets, the Company intends to include the table titled “Reconciliation of Non-GAAP Measures to GAAP” with a description on why management believes the exclusion of each item from the non-GAAP measures provide useful information to investors and the manner in which management uses the non-GAAP measures to conduct or evaluate the business. The Company believes that its proposed disclosure enhances the understanding of its financial results because it helps investors understand how management assesses the Company’s performance and provides a consistent baseline for historical and prospective comparisons. The Company intends to include for future periods where non-GAAP results are included the following disclosure in its Forms 8-K:

The Company provides non-GAAP measures for operating income, net income and net income per share data as supplemental information regarding the Company’s core business operational performance. The Company believes that these non-GAAP financial measures are an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside the Company’s core business operational results. The Company uses core business operational results for its internal budgeting and measurement purposes and to develop its perspective and understanding of the Company’s performance historically, currently and prospectively. The core business operational results are also used by the Company to provide a consistent method of comparison to historical periods and to the performance of competitors and peer group companies. Accordingly, management excludes from core business operational results gains and losses on equity investments, costs related to formal restructuring plans, non-cash activities, including stock-based compensation related to employee stock options, the amortization of purchased intangible assets and charges for acquired in-process research and development, and the income tax effects of the foregoing, as well as adjustments for the impact of changes in the valuation allowance recorded against the Company’s deferred tax assets.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

The Company believes that providing non-GAAP measures that management uses to its investors is useful because it allows investors to better understand the Company’s financial performance on a comparative basis for historical and prospective performance, as well as to evaluate the Company’s performance using the same methodology and information used by the Company’s management. Non-GAAP measures are subject to material limitations as these measures are not in accordance with, or an alternative for, Generally Accepted Accounting Principles in the United States and may be different from non-GAAP measures used by other companies.

The non-GAAP adjustments described in this release have historically been excluded by the Company from its non-GAAP measures. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Restructuring Activities

The Company has incurred restructuring expenses, included in its GAAP presentation of operating expense, primarily due to workforce related charges such as payments for severance and benefits and estimated costs of exiting and terminating facility lease commitments related to a formal restructuring plan. The Company excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates the continuing core business operational performance of the Company. The Company believes that these items do not necessarily reflect expected future operating expense nor does the Company believe that they provide a meaningful evaluation of current versus past core business operational results or the expense levels required to support the Company’s operating plan.

Investment Activities

The Company records gains or losses on its equity investments based on its pro-rata share of gains or the net losses of the investment. These gains or net losses are included in the Company’s GAAP presentation of operating income, net income and net income per share. The Company’s core business is not to invest in third parties, and such investments do not constitute a material portion of the Company’s assets. The timing and magnitude of gains and losses are unpredictable, as they are inherently based on the performance of the third party subject to a particular investment. The Company

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates the continuing core business operational performance of the Company. The Company believes that these items do not necessarily reflect expected future operating expense or income nor does the Company believe that they provide a meaningful evaluation of current versus past core business operational results or the expense levels required to support the Company’s operating plan.

Non-Cash Activities

The Company has incurred stock based compensation expense as determined under SFAS 123R for fiscal year 2006, and under APB 25 for earlier comparable periods in its GAAP financial results. The Company excludes this item, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates the continuing core business operational performance of the Company, prepares plans and budgets and compares its performance to historical periods and other companies. The Company believes that its non-GAAP measures excluding stock based compensation expense are more indicative of the Company’s core business operational results, and provide a more reliable trended measure of historical and prospective core profitability of the Company.

The Company has incurred amortization of intangibles, included in its GAAP financial statements, related to various acquisitions the Company has made. Management excludes these items, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, when it evaluates continuing core business operational performance of the Company. The Company believes that eliminating this expense from its non-GAAP measures is useful to investors as a measurement when comparing historical and prospective results and comparing such results to competitors and peer group companies because it more clearly describes the Company’s core operational business results, since the amortization of intangibles will vary if and when the Company makes additional acquisitions.

Acquired In Process Research and Development

The Company recorded charges for acquired in-process research and development (“IPR&D”), included in its GAAP presentation of operating expense, in connection with its acquisitions. These amounts were expensed on the acquisition dates as the acquired technology had not yet reached technological feasibility and had no future alternative

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

uses. There can be no assurance that acquisition of businesses, products or technologies in the future will not result in substantial charges for acquired IPR&D. Accordingly, acquired IPR&D are non-recurring and generally unpredictable. The Company believes that eliminating this expense, for the purposes of calculating non-GAAP operating income, non-GAAP net income and non-GAAP net income per share, is useful to investors.

Reconciliation of Non-GAAP Measures to GAAP

(in thousands, except net income per share)

	Three Months Ended May 31,								Six Months Ended May 31,
	2006						2005		2006						2005
	Operating Income			Net Income			Operating Income	Net Income	Operating Income			Net Income			Operating Income	Net Income
Non-GAAP	$	XX,XXX		$	XX,XXX		$10,481	$8,554	$	XX,XXX		$	XX,XXX		$28,586	$21,301
Amortization of intangible assets - cost of revenue		(X,XXX	)		(X,XXX	)	(1,562)	(1,562)		(X,XXX	)		(X,XXX	)	(3,196)	(3,196)
Amortization of intangible assets - operating expense		(X,XXX	)		(X,XXX	)	(2,315)	(2,315)		(X,XXX	)		(X,XXX	)	(4,198)	(4,198)
Stock compensation expense - cost of revenue		(X,XXX	)		(X,XXX	)	(4)	(4)		(X,XXX	)		(X,XXX	)	(8)	(8)
Stock compensation expense - R&D		(X,XXX	)		(X,XXX	)	(3)	(3)		(X,XXX	)		(X,XXX	)	(6)	(6)
Stock compensation expense - S&M		(X,XXX	)		(X,XXX	)	61	61		(X,XXX	)		(X,XXX	)	(24)	(24)
Stock compensation expense - G&A		(X,XXX	)		(X,XXX	)	—	—		(X,XXX	)		(X,XXX	)	—	—
Restructuring charge		—			—		(3,743)	(3,743)		—			—		(3,743)	(3,743)
Income tax adjustment for non-GAAP					X,XXX			20,743					X,XXX			21,993

GAAP	$	XX,XXX		$	XX,XXX		$2,915	$21,731	$	XX,XXX		$	XX,XXX		$17,411	$32,119

Non-GAAP net income per share - Diluted				$	X.XX			$0.04				$	X.XX			$0.09

GAAP net income per share - Diluted				$	X.XX			$0.10				$	X.XX			$0.14

Shares used to compute net income per share - Diluted					XXX,XXX			221,943					XXX,XXX			225,733

6.	We also note that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the FAQ. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Please see the Company’s response in Item 5.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

7.	Please explain to us why you believe the exclusion of certain expenses helps focus on “core business operational results”. In this regard, we note that you should specifically define any reference to “core business operational results” as companies and investors may differ as to what this term represents and how it should be determined.

The Company respectfully advises the Staff that the Company believes that non-GAAP financial measures of operating income, net income and net income per share are useful measures for the purposes of evaluating the Company’s historical and current baseline financial performance as well as its performance relative to its competitors and peer group companies. Accordingly, management excludes from core business operational results items that management does not believe are reflective of the Company’s baseline performance, such as gains and losses on equity investments, costs related to formal restructuring plans, non-cash activities, including stock-based compensation related to employee stock options, the amortization of purchased intangible assets, charges for acquired in-process research and development and reduction of goodwill and other long-lived assets, and the income tax effects of the foregoing and the impact of changes in the valuation allowance recorded against the Company’s deferred tax assets. Specific definitions of those items the Company has historically excluded from its core business operational results are included in the Company’s response in Item 5.

8.	We note that you use a 28% tax rate, which differs from your GAAP tax rate. Please explain to us why you believe this non-GAAP tax rate is more appropriate and explain to us how this rate differs from your GAAP tax rate.

The Company respectfully advises the Staff that the non-GAAP tax rate the Company reported was actually 39%. This rate reflects adjustments for the tax effects of discrete items excluded from the Company’s core business operational results which included amortization of intangibles, stock-based compensation expense and the impact of changes in valuation allowance recorded against the Company’s deferred tax assets. These adjustments are made by the Company to its GAAP results to arrive at non-GAAP financial measures for evaluating the performance of its core business operational results. Consequently, the Company also adjusted its GAAP tax rate to determine the non-GAAP tax rate applicable to its core business operational results. It is also management’s belief that the non-GAAP tax rate provides a more accurate and reliable measure of the Company’s expected tax expense, because it excludes anomalous factors that do not bear on its core business operational results.

Securities and Exchange Commission

Attention: Christine Davis

June 23, 2006

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes
William R. Hughes
Executive Vice President, General Counsel and Secretary

Exhibit A

9. STOCK BENEFIT PLANS AND STOCK-BASED COMPENSATION

Stock Benefit Plans

1996 Stock Option Plan. In 1996, we adopted the 1996 Stock Option Plan (the “1996 Plan”). The 1996 Plan provides for the granting of stock options to our employees and consultants. Options granted under the 1996 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to employees (including officers and directors who are employees). Nonqualified stock options may be granted to our employees and consultants. Options granted are not generally exercisable immediately and generally vest over four years. Our stock option agreements generally provide for partial accelerated vesting if there is a change in control of the Company. Also, one employee has entered into an agreement with the Company and certain employees are covered by a change in control severance plan of the Company that provides for partial accelerated vesting if there is a change in control of the Company. Generally, stock options granted from our 1996 Plan prior to December 1, 2005 have a contractual term of ten years from the date of grant, and stock options granted from our 1996 Plan on or after December 1, 2005 have a contractual term of seven years from the date of grant.

The 1996 Plan provides for an automatic increase to the number of shares of common stock reserved for issuance to be added on the first day of each fiscal year, equal to the lesser of (i) 60 million shares, (ii) 5% of the outstanding shares of our common stock, or (iii) a lesser amount determined by the Board of Directors. As of May 31, 2006, there were          million shares reserved for grant under this plan. We expect to continue granting a majority of our new stock options from the reserved shares under this plan, at least for the foreseeable future.

Talarian Stock Option Plans. In April 2002, we assumed all of the Talarian Stock Option Plans (the “Talarian Plans”) in connection with our acquisition of Talarian. At the date of acquisition all outstanding options of Talarian common stock were converted, according to the exchange ratio, into options of our common stock with terms and conditions equivalent to those applicable at the time of conversion. We recorded an initial $0.7 million of deferred compensation related to 486,000 options assumed and converted under the Talarian Plans in fiscal year 2002. Though we have no intention of issuing additional grants, there were 0.1 million shares reserved for grant under the Talarian Plans as of May 31, 2006.

2000 Extensibility Stock Option Plan. In 2000, we adopted the 2000 Extensibility Stock Option Plan (the “Extensibility Plan”) in connection with options assumed in our acquisition of Extensibility. Extensibility employees who continued service with us were granted options with terms and conditions equivalent to those applicable at the date of acquisition. Though we have no intention of issuing additional grants, there were 22,000 shares reserved for grant under this plan as of May 31, 2006.

1998 Director Option Plan. In February 1998, we adopted the 1998 Director Option Plan (the “Director Plan”). As amended in April 2002, the Director Plan provides for an automatic initial grant of 100,000 shares to members of the Board who are not employees of the Company (“Outside Directors”). At any subsequent annual re-election, each Outside Director shall be granted an option to purchase 40,000 additional shares. Options are granted at an exercise price not less than the fair market value of the stock on the date of grant and become exercisable over a three-year period with a third of the shares vesting annually. Options granted prior to February 27, 2006 have a term not to exceed ten years, and options granted on or after February 27, 2006 have a term not to exceed seven years. Any Outside Director with over one year of consecutive service prior to the effective date of the Director Plan received an initial grant of 450,000 shares. As of May 31, 2006, there were          million shares reserved for grant under this plan.

The activities under all stock option plans are summarized as follows (in thousands, except per share data):

Six Months Ended, May 31, 2006
	Options		Weighted Average Exercise Price
Outstanding at November 30, 2005	46,266			$7.01
Granted	XXX			X.XX
Exercised	(XXX	)		X.XX
Forfeited	(XXX	)		X.XX
Expired	(XXX	)		X.XX

Outstanding at May 31, 2006	XXXX			X.XX

Options exercisable as of May 31, 2006	XXXX		$	X.XX

Options expected to vest as of May 31, 2006	XXXX		$	X.XX

The following table summarizes information about stock options outstanding as of May 31, 2006 (in thousands, except number of years and per share data):

	Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Shares Underlying Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number of Shares Underlying Options	Weighted Average Exercise Price
$0.20	XXXX	X.XX		$0.20	XXXX		$0.20
$0.21 to $5.54	XXXX	X.XX		X.XX	XXXX		X.XX
$5.55 to $6.29	XXXX	X.XX		X.XX	XXXX		X.XX
$6.30 to $6.63	XXXX	X.XX		X.XX	XXXX		X.XX
$6.64 to $7.30	XXXX	X.XX		X.XX	XXXX		X.XX
$7.31 to $8.00	XXXX	X.XX		X.XX	XXXX		X.XX
$8.01 to $11.96	XXXX	X.XX		X.XX	XXXX		X.XX
$11.97 to $13.58	XXXX	X.XX		X.XX	XXXX		X.XX
$13.59 to $71.81	XXXX	X.XX		X.XX	XXXX		X.XX

Total	XXXX	X.XX	$	X.XX	XXXX	$	X.XX

The weighted-average remaining contractual life for all exercisable stock options and expected-to-vest stock options at May 31, 2006 was          years and          years, respectively.

The aggregate intrinsic value of stock options outstanding at May 31, 2006 was $             million, of which $             million relates to vested stock options, and $             million relates to stock options expected to vest. Intrinsic value of stock options outstanding is calculated based on the difference between the exercise price of the underlying awards and the quoted market price of our common stock as of the close of the last trading day of the fiscal period.

The aggregate intrinsic value of stock options exercised was $             million and $             million during the three months ended May 31, 2006 and 2005 respectively, and $             million and $             million during the six months ended May 31, 2006 and 2005 respectively. No windfall tax benefits were expected to be realized in the fiscal periods reported.

Employee Stock Purchase Program. In June 1999, we amended the 1996 Plan to include the ESPP. Employees are generally eligible to participate in the ESPP if they are customarily employed by us for more than 20 hours per week and more than 5 months in a calendar year and are not (and would not become as a result of being granted an option under the ESPP) 5% stockholders of the Company. Under the ESPP, eligible employees may select a rate of payroll deduction up to 10% of their eligible compensation subject to certain maximum purchase limitations.

In fiscal year 2005, our ESPP was revised in response to the recent changes in accounting for stock-based payments, as stated in SFAS 123(R). These changes to our ESPP are effective as of the purchase period beginning February 1, 2005. The plan before the revision had an offering period with a maximum duration of two years (the “offering period”) and consisted of four six-month purchase periods (each, a “purchase period”), and the price at which the common stock was purchased was 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or on the last day of that purchase period. The revised ESPP offers one six-month offering period, and the price at which the common stock is purchased is 95% of the market value of our common stock on the last day of the offering period. As the administrative burden and tax consequences appear to outweigh any benefit that our international employees might receive from participating in the ESPP, we have also chosen to exclude all non-U.S. employees from the ESPP.

Our revised ESPP is deemed non-compensatory under the provision of SFAS 123(R). Accordingly, there is no compensation cost recorded for our ESPP under SFAS 123(R).

We issued approximately 0.1 million shares under our ESPP, representing approximately $1.1 million in employee contributions for the three months ended February 28, 2006. There were no ESPP purchases for the three months ended May 31, 2006. As of May 31, 2006, there were 0.8 million shares reserved under this program for future purchases.

Stock-Based Compensation

On December 1, 2005, we adopted SFAS 123(R) using the modified prospective transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all stock-based awards made to our employees and directors including employee stock options, and other stock-based awards based on estimated fair values. The following table summarizes the impact of the adoption of SFAS 123(R) on stock-based compensation costs for employees on our Condensed Consolidated Statements of Operations for the three months and six months ended May 31, 2006 (in thousands, except per share data):

	Three months ended May 31, 2006		Six months ended May 31, 2006
Employee stock-based compensation in:
Cost of license	$	XXX	$	XXX
Cost of service and maintenance		XXX		XXX

Total employee stock-based compensation in cost of revenue		XXX		XXX

Research and development expense		XXXX		XXXX
Sales and marketing expense		XXXX		XXXX
General and administrative expense		XXXX		XXXX

Total employee stock-based compensation in operating expense		XXXX		XXXX
Tax effect on employee stock-based compensation expense		—		—

Net effect on net income	$	XXXX	$	XXXX

Effect on net income per share - Basic	$	X.XX	$	X.XX

Effect on net income per share - Diluted	$	X.XX	$	X.XX

We also incurred stock-based compensation related to non-employee stock options of $             million and $             million for the three months and six months ended May 31, 2006, respectively. No stock-based compensation was capitalized in any of the fiscal periods reported.

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our results of operations in the prior period, because the exercise price of the stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method that we used in adopting SFAS 123(R), our Consolidated Statements of Operations prior to fiscal year 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R). The table below reflects net income and net income per share, and pro forma information for the three and six months ended May 31, 2005 (in thousands, except income per share amounts):

	Three Months Ended	Six Months Ended
	May 31, 2005	May 31, 2005
Net income, before stock-based compensation for employees	$21,731	$32,119
Add: Stock-based compensation expense for employees previously determined under intrinsic value method, net of tax effect	8	17
Less: Stock-based compensation expense for employees determined under fair value based method, net of tax effect	(2,985)	(7,616)

Pro forma net income, after effect of stock-based compensation for employees	$18,754	$24,520

Net income per share:
Basic – as reported	$0.10	$0.15

Basic – pro forma, after effect of stock-based compensation for employees	$0.09	$0.11

Diluted – as reported	$0.10	$0.14

Diluted – pro forma, after effect of stock-based compensation for employees	$0.09	$0.11

As of May 31, 2006, total unamortized stock-based compensation cost related to unvested stock options was $             million, with the weighted average recognition period of          year.

Compensation costs for all stock-based awards granted on or prior to November 30, 2005 will continue to be recognized using the accelerated multiple-option approach, while compensation expense for all stock-based awards granted subsequent to November 30, 2005 will be recognized using the ratable single-option method.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate model for determining the estimated fair value for stock-based awards. The use of the Black-Scholes model requires the use of extensive actual employee exercise behavior data and the use of a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. The following table summarizes the assumptions used to value options granted in the respective periods, and the grant-date fair value of the stock options granted during the respective periods:

	Three Months Ended				Six Months Ended
	May 31, 2006			May 31, 2005	May 31, 2006			May 31, 2005
Risk free interest rate		X.XX	%	3.72%		X.XX	%	3.53-3.72%
Expected term		X.X years		3.0 years		X.X years		3.0 years
Dividend yield		0.0		0.0		0.0		0.0
Expected volatility		XX.X	%	60.6%		XX.X	%	60.6-64.4%
Weighted average fair value of stock option (per share)	$	X.XX		$2.82	$	X.XX		$3.02

The total fair value of stock options vested during the three months ended May 31, 2006 and 2005, was $             million and $             million, respectively, and during the six months ended May 31, 2006 and 2005, was $             million and $             million, respectively.

Beginning December 1, 2005, we estimated the volatility of our stock using historical volatility as well as the implied volatility in market-traded options on our common stock in accordance with guidance in SFAS 123(R) and SAB 107. Management determined that a blend of implied volatility and historical volatility is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. We will continue to monitor these and other relevant factors used to measure expected volatility for future option grants. Prior to the adoption of SFAS 123(R), we had used our historical stock price volatility in accordance with SFAS 123 for purposes of pro forma information disclosed in our Notes to Consolidated Financial Statements for prior periods.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of our employee stock options. The dividend yield assumption is based on our history and expectation of dividend payouts.

The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. We derived the expected term assumption based on our historical settlement experience, while giving consideration to options that have life cycles less than the contractual terms and vesting schedules in accordance with guidance in SFAS 123(R) and SAB 107. Prior to the adoption of SFAS 123(R), we used our historical settlement experience to derive the expected term for the purposes of pro forma information under SFAS 123, as disclosed in our Notes to Consolidated Financial Statements for the related periods.

As stock-based compensation expense recognized in our results for the three months and six months ended May 31, 2006, is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. Prior to fiscal year 2006, we accounted for forfeitures as they occurred for the purposes of our pro forma information under SFAS 123, as disclosed in the Notes to Consolidated Financial Statements for the related periods. The cumulative impact due to the change in accounting principle for forfeitures was immaterial to be recorded as a separate line item in the financial statements.

Our ESPP as revised in 2005, is deemed non-compensatory under the provision of SFAS 123(R). Accordingly, we do not estimate the fair value of our ESPP awards using any valuation model or assumptions as there is no compensation cost to be recorded for our ESPP under SFAS 123(R).